Exhibit 99.57

Form 45-106F1 Report of Exempt Distribution

A.	General Instructions
1.	Filing instructions

An issuer or underwriter that is required to file a report of exempt distribution and pay the applicable fee must file the report and pay the fee as follows:

•	In British Columbia – through BCSC eServices at http://www.bcsc.bc.ca.
•	In Ontario – through the online e-form available at http://www.osc.gov.on.ca.
•	In all other jurisdictions – through the System for Electronic Document Analysis and Retrieval (SEDAR) in accordance with National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR) if required, or otherwise with the securities regulatory authority or regulator, as applicable, in the applicable jurisdictions at the addresses listed at the end of this form.

The issuer or underwriter must file the report in a jurisdiction of Canada if the distribution occurs in the jurisdiction, and the issuer or underwriter is relying on a specific exemption from the prospectus requirement set out in section 6.1 of the Instrument. The requirement to file this report might also be a condition of a prospectus exemption provided in a national, multilateral or local rule or instrument, or a condition of an exemptive relief order. If a distribution is made in more than one jurisdiction of Canada, the issuer or underwriter may satisfy its obligation to file the report by completing a single report identifying all purchasers, and file the report in each jurisdiction of Canada in which the distribution occurs. Filing fees payable in a particular jurisdiction are not affected by identifying all purchasers in a single report.

In order to determine the applicable fee in a particular jurisdiction of Canada, consult the securities legislation of that jurisdiction.

2.	Issuers located outside of Canada

If an issuer located outside of Canada determines that a distribution has taken place in a jurisdiction of Canada, include information about purchasers resident in that jurisdiction only.

3.	Multiple distributions

An issuer may use one report for multiple distributions occurring within 10 days of each other, provided the report is filed on or before the 10th day following the first distribution date. However, an investment fund issuer that is relying on the exemptions set out in subsection 6.2(2) of NI 45-106 may file the report annually in accordance with that subsection.

4.	References to purchaser

References to a purchaser in this form are to the beneficial owner of the securities.

However, if a trust company, trust corporation, or registered adviser described in paragraph (p) or (q) of the definition of “accredited investor” in section 1.1 of NI 45-106 has purchased the securities on behalf of a fully managed account, provide information about the trust company, trust corporation or registered adviser only; do not include information about the beneficial owner of the fully managed account.

Joint purchasers may be treated as one purchaser for the purposes of Item 7(f) of this form.

5.	References to issuer

References to “issuer” in this form include an investment fund issuer and a non-investment fund issuer, unless otherwise specified.

6.	Investment fund issuers

If the issuer is an investment fund, complete Items 1-3, 6-8, 10, 11 and Schedule 1 of this form.

7.	Mortgage investment entities

If the issuer is a mortgage investment entity, complete all applicable items of this form other than Item 6.

8.	Language

The report must be filed in English or in French. In Québec, the issuer or underwriter must comply with linguistic rights and obligations prescribed by Québec law.

9.	Currency

All dollar amounts in the report must be in Canadian dollars. If the distribution was made or any compensation was paid in connection with the distribution in a foreign currency, convert the currency to Canadian dollars using the daily exchange rate of the Bank of Canada on the distribution date. If the distribution date occurs on a date when the daily exchange rate of the Bank of Canada is not available, convert the currency to Canadian dollars using the most recent daily exchange rate of the Bank of Canada available before the distribution date. For investment funds in continuous distribution, convert the currency to Canadian dollars using the average daily exchange rate of the Bank of Canada for the distribution period covered by the report.

If the distribution was not made in Canadian dollars, provide the foreign currency in Item 7(a) of the report.

10.	Date of information in report

Unless otherwise indicated in this form, provide the information as of the distribution end date.

11.	Date of formation

For the date of formation, provide the date on which the issuer was incorporated, continued or organized (formed). If the issuer resulted from an amalgamation, arrangement, merger or reorganization, provide the date of the most recent amalgamation, arrangement, merger or reorganization.

12.	Security codes

Wherever this form requires disclosure of the type of security, use the following security codes:

Security code	Security type
BND	Bonds
CER	Certificates (including pass-through certificates, trust certificates)
CMS	Common shares
CVD	Convertible debentures
CVN	Convertible notes
CVP	Convertible preferred shares
DCT	Digital coins or tokens
DEB	Debentures
DRS	Depository receipts (such as American or Global depository receipts/shares)
FTS	Flow-through shares
FTU	Flow-through units
LPU	Limited partnership units and limited partnership interests (including capital commitments)
MTG	Mortgages (other than syndicated mortgages)
NOT	Notes (include all types of notes except convertible notes)
OPT	Options
PRS	Preferred shares
RTS	Rights
SMG	Syndicated mortgages
SUB	Subscription receipts
UBS	Units of bundled securities (such as a unit consisting of a common share and a warrant)
UNT	Units (exclude units of bundled securities, include trust units and mutual fund units)
WNT	Warrants (including special warrants)
OTH	Other securities not included above (if selected, provide details of security type in Item 7d)
13.	Distributions by more than one issuer of a single security

If two or more issuers distributed a single security, provide the full legal names of the co-issuers in Item 3.

B.	Terms used in the form

1.	For the purposes of this form:

“designated foreign jurisdiction” means Australia, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, New Zealand, Singapore, South Africa, Spain, Sweden, Switzerland or the United Kingdom of Great Britain and Northern Ireland;

“eligible foreign security” means a security offered primarily in a foreign jurisdiction as part of a distribution of securities in either of the following circumstances:

(a)       the security is issued by an issuer

(i)	that is incorporated, formed or created under the laws of a foreign jurisdiction,
(ii)	that is not a reporting issuer in a jurisdiction of Canada,
(iii)	that has its head office outside of Canada, and
(iv)	that has a majority of the executive officers and a majority of the directors ordinarily resident outside of Canada;

(b)       the security is issued or guaranteed by the government of a foreign jurisdiction;

“foreign public issuer” means an issuer where any of the following apply:

(a)	the issuer has a class of securities registered under section 12 of the 1934 Act;

(b)	the issuer is required to file reports under section 15(d) of the 1934 Act;

(c)	the issuer is required to provide disclosure relating to the issuer and the trading in its securities to the public, to security holders of the issuer or to a regulatory authority and that disclosure is publicly available in a designated foreign jurisdiction;

“legal entity identifier” means a unique identification code assigned to the person

(a)	in accordance with the standards set by the Global Legal Entity Identifier System, or

(b)	that complies with the standards established by the Legal Entity Identifier Regulatory Oversight Committee for pre-legal entity identifiers;

“NRD” means National Registration Database;

“permitted client” has the same meaning as in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations;

“SEDAR profile” means a filer profile required under section 5.1 of National Instrument 13-101 System for Electronic Document Analysis and Retrieval (SEDAR).

2.	For the purposes of this form, a person is connected with an issuer or an investment fund manager if either of the following applies:

(a)	one of them is controlled by the other;

(b)	each of them is controlled by the same person.

Form 45-106F1 Report of Exempt Distribution

Item 1 – Report Type

X	New report

	Amended report	If amended, provide filing date of report that is being amended.	(YYYY-MM-DD)

Item 2 – Party Certifying the Report
Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to NI 81-106.
Investment fund issuer

X	Issuer (other than an investment fund)

Underwriter

Item 3 – Issuer Name and Other Identifiers
Provide the following information about the issuer, or if the issuer is an investment fund, about the fund.

Full legal name	i-80 Gold Corp.

Previous full legal name
If the issuer’s name changed in the last 12 months, provide most recent previous legal name.

Website	www.i80gold.com	(if applicable)

If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of “legal entity identifier”.
Legal entity identifier

If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above.
Full legal name(s) of co-issuer(s)		(if applicable)

Item 4 – Underwriter Information
If an underwriter is completing the report, provide the underwriter’s full legal name and firm NRD number.

Full legal name

Firm NRD number		(if applicable)

If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter.
Street address

Municipality	Province/State

Country	Postal code/Zip code

Telephone number	Website	(if applicable)

Item 5 – Issuer Information
If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6.
a) Primary industry
Provide the issuer’s North American Industry Classification Standard (NAICS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer’s primary business activity.
NAICS industry code	2	1	2	2	2	1

If the issuer is in the mining industry, indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer’s stage of operations.
Exploration	X	Development	Production
Is the issuer’s primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply.
Mortgages	Real estate	Commercial/business debt	Consumer debt	Private companies

Cryptoassets

b) Number of employees

Number of employees:	X	0 – 49	50 – 99	100 – 499	500 or more

c) SEDAR profile number
Does the issuer have a SEDAR profile?
No	X	Yes	If yes, provide SEDAR profile number	0	0	0	5	2	0	2	2
If the issuer does not have a SEDAR profile complete Item 5(d) – (h).

d) Head office address

Street address	Province/State

Municipality	Postal code/Zip code

Country	Telephone number

e) Date of formation and financial year-end

Date of formation	Financial year-end
YYYY	MM	DD	MM	DD

f) Reporting issuer status

Is the issuer a reporting issuer in any jurisdiction of Canada?	No	Yes
If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer.

All	AB	BC	MB	NB	NL	NT

NS	NU	ON	PE	QC	SK	YT

g) Public listing status
If the issuer has a CUSIP number, provide below (first 6 digits only).

CUSIP number

If the issuer is publicly listed, provide the name of the exchange on which the issuer’s equity securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.
Exchange name

h) Size of issuer’s assets
Select the size of the issuer’s assets based on its most recently available annual financial statements (Canadian $). If the issuer has not prepared annual financial statements for its first financial year, provide the size of the issuer’s assets at the distribution end date.
$0 to under $5M	$5M to under $25M	$25M to under $100M

$100M to under $500M	$500M to under $1B	$1B or over

Item 6 – Investment Fund Issuer Information
If the issuer is an investment fund, provide the following information.
a) Investment fund manager information

Full legal name

Firm NRD Number				(if applicable)

If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager.
Street Address

Municipality				Province/State

Country				Postal code/Zip code

Telephone number			Website (if applicable)

b) Type of investment fund

Type of investment fund that most accurately identifies the issuer (select only one).
Money market		Equity		Fixed income		Balanced

Alternative strategies		Cryptoasset		Other (describe)

Indicate whether one or both of the following apply to the investment fund.
Invests primarily in other investment fund issuers

Is a UCITs Fund[1]

[1]Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state.
c) Date of formation and financial year-end of the investment fund

Date of formation			Financial year-end
	YYYY	MM	DD			MM	DD

d) Reporting issuer status of the investment fund

Is the investment fund a reporting issuer in any jurisdiction of Canada?				No	Yes
If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer.

All	AB	BC	MB	NB	NL	NT

NS	NU	ON	PE	QC	SK	YT

e) Public listing status of the investment fund
If the investment fund has a CUSIP number, provide below (first 6 digits only).
CUSIP number
If the investment fund is publicly listed, provide the name of the exchange on which the investment fund’s securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.
Exchange name

f) Net asset value (NAV) of the investment fund
Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $).
$0 to under $5M		$5M to under $25M		$25M to under $100M

$100M to under $500M		$500M to under $1B		$1B or over	Date of NAV calculation:
								YYYY	MM	DD

Item 7 – Information About the Distribution
If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder’s fees in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.
a) Currency
Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.
X			Canadian dollar	US dollar		Euro	Other (describe)

b) Distribution date(s)
State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.
		Start date	2021	05	10	End date		2021	05	10
			YYYY	MM	DD			YYYY	MM	DD

c) Detailed purchaser information
Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.
d) Types of securities distributed
Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.
								Canadian $
Security code			CUSIP number (if applicable)	Description of security			Number of securities	Single or lowest price		Highest price	Total amount
C	M	S	44955L106	Common Shares			2,430,488	2.5008			6,078,164.39

e) Details of rights and convertible/exchangeable securities
If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.
Convertible / exchangeable security code			Underlying security code	Exercise price (Canadian $)		Expiry date (YYYY-MM-DD)	Conversion ratio	Describe other terms (if applicable)
				Lowest	Highest

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.

This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.

For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country			Exemption relied on					Number of unique purchasers2a	Total amount (Canadian $)
United States			Distributions to purchasers outside of local jurisdiction (BC, AB, NB)					2	6,078,164.39

Total dollar amount of securities distributed
Total number of unique purchasers2b								2

2aIn calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser.

2bIn calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.

g) Net proceeds to the investment fund by jurisdiction
If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.[3] If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country.
		Province or country	Net proceeds (Canadian $)

Total net proceeds to the investment fund
[3]“Net proceeds” means the gross proceeds realized in the jurisdiction from the distributions for which the report is being filed, less the gross redemptions that occurred during the distribution period covered by the report.
h) Offering materials – This section applies only in Saskatchewan, Ontario, Québec, New Brunswick and Nova Scotia.

If a distribution has occurred in Saskatchewan, Ontario, Québec, New Brunswick or Nova Scotia, complete the table below by listing the offering materials that are required under the prospectus exemption relied on to be filed with or delivered to the securities regulatory authority or regulator in those jurisdictions.

In Ontario, if the offering materials listed in the table are required to be filed with or delivered to the Ontario Securities Commission (OSC), attach an electronic version of the offering materials that have not been previously filed with or delivered to the OSC.

	Description	Date of document or other material (YYYY-MM-DD)	Previously filed with or delivered to regulator? (Y/N)	Date previously filed or delivered (YYYY-MM-DD)
1.
2.
3.

Item 8 – Compensation Information
Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated.
Indicate whether any compensation was paid, or will be paid, in connection with the distribution.
X	No	Yes	If yes, indicate number of persons compensated.

a) Name of person compensated and registration status
Indicate whether the person compensated is a registrant.
	No	Yes
If the person compensated is an individual, provide the name of the individual.
Full legal name of individual
			Family name	First given name	Secondary given names
If the person compensated is not an individual, provide the following information.
Full legal name of non-individual

Firm NRD number					(if applicable)
Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.
	No	Yes

b) Business contact information
If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.
Street address

Municipality				Province/State

Country				Postal code/Zip code

Email address				Telephone number

c) Relationship to issuer or investment fund manager
Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section.
Connected with the issuer or investment fund manager

Insider of the issuer (other than an investment fund)

Director or officer of the investment fund or investment fund manager

Employee of the issuer or investment fund manager

None of the above

d) Compensation details
Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.
Cash commissions paid

Value of all securities distributed as compensation[4]			Security codes	Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights

Other compensation[5]			Describe

Total compensation paid

Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

5Do not include deferred compensation.

Item 9 – Directors, Executive Officers and Promoters of the Issuer
If the issuer is an investment fund, do not complete Item 9. Proceed to Item 10.
Indicate whether the issuer is any of the following (select the one that applies – if more than one applies, select only one).
X	Reporting issuer in any jurisdiction of Canada

Foreign public issuer

Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada[6]
Provide name of reporting issuer

Wholly owned subsidiary of a foreign public issuer[6]
Provide name of foreign public issuer

Issuer distributing only eligible foreign securities and the distribution is to permitted clients only[7]

If the issuer is at least one of the above, do not complete Item 9(a) – (c). Proceed to Item 10.

6An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer’s outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively.

[7]Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of “eligible foreign security” and “permitted client” in Part B(1) of the Instructions.

If the issuer is none of the above, check this box and complete Item 9(a) – (c).

a) Directors, executive officers and promoters of the issuer
Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to issuer”, “D” – Director, “O” – Executive Officer, “P” – Promoter.
Organization or company name	Family name	First given name	Secondary given names	Business location of non-individual or residential jurisdiction of individual	Relationship to issuer (select all that apply)
				Province or country	D	O	P

b) Promoter information
If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For “Relationship to promoter”, “D” – Director, “O” – Executive Officer.
Organization or company name	Family name	First given name	Secondary given names	Residential jurisdiction of individual	Relationship to promoter (select one or both if applicable)
				Province or country	D	O

c) Residential address of each individual
Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

Item 10 – Certification

Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.

The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below.

If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11.

The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution.

By completing the information below, I certify, on behalf of the issuer/underwriter/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete.

Name of issuer/underwriter/ investment fund manager/agent	i-80 Gold Corp.

Full legal name	Snow	Ryan
	Family name	First given name	Secondary given names

Title	Chief Financial Officer

Telephone number	(775) 525-6451	Email address	rsnow@i80gold.com

Signature	(signed) "Ryan Snow"	Date	2021	05	19
			YYYY	MM	DD

Item 11 – Contact Person
Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10.
Same as individual certifying the report

Full legal name	Hatton	Chelsea		Title	Associate
	Family name	First given name	Secondary given names

Name of company	Bennett Jones LLP

Telephone number	(416) 777-7908	Email address	hattonc@bennettjones.com

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form.

The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a)     has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and

b)     has authorized the indirect collection of the information by the securities regulatory authority or regulator.

Schedule 1 to Form 45-106F1 (Confidential Purchaser information)

Schedule 1 must be filed in the format of an Excel spreadsheet in a form acceptable to the securities regulatory authority or regulator.

The information in this schedule will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

a)	General information (provide only once)
1.	Name of issuer
2.	Certification date (YYYY-MM-DD)

Provide the following information for each purchaser that participated in the distribution. For each purchaser, create separate entries for each distribution date, security type and exemption relied on for the distribution.

b)	Legal name of purchaser

If two or more individuals have purchased a security as joint purchasers, provide information for each purchaser under the columns for family name, first given name and secondary given names, if applicable, and separate the individuals’ names with an ampersand. For example, if Jane Jones and Robert Smith are joint purchasers, indicate “Jones & Smith” in the family name column.

1.	Family name
2.	First given name
3.	Secondary given names (if applicable)
4.	Full legal name of non-individual (if applicable)
c)	Contact information of purchaser
1.	Residential street address
2.	Municipality
3.	Province/State
4.	Postal code/Zip code
5.	Country
6.	Telephone number
7.	Email address (if available)
d)	Details of securities purchased
1.	Date of distribution (YYYY-MM-DD)
2.	Number of securities
3.	Security code
4.	Amount paid (Canadian $)
e)	Details of exemption relied on
1.	Rule, section and subsection number
2.	If relying on section 2.3 [Accredited investor] of NI 45-106, provide the paragraph number in the definition of “accredited investor” in section 1.1 of NI 45-106 that applies to the purchaser. (select only one – if the purchaser is a permitted client that is not an individual, “NIPC” can be selected instead of the paragraph number)
3.	If relying on section 2.5 [Family, friends and business associates] of NI 45-106, provide:
a.	the paragraph number in subsection 2.5(1) that applies to the purchaser (select only one); and
b.	if relying on paragraphs 2.5(1)(b) to (i), provide:
i.	the name of the director, executive officer, control person, or founder of the issuer or affiliate of the issuer claiming a relationship to the purchaser. (Note: if Item 9(a) has been completed, the name of the director, executive officer or control person must be consistent with the name provided in Item 9 and Schedule 2.)
ii.	the position of the director, executive officer, control person, or founder of the issuer or affiliate of the issuer claiming a relationship to the purchaser.
4.	If relying on subsection 2.9(2) or, in Alberta, New Brunswick, Nova Scotia, Ontario, Québec, or Saskatchewan, subsection 2.9(2.1) [Offering memorandum] of NI 45-106 and the purchaser is an eligible investor, provide the paragraph number in the definition of “eligible investor” in section 1.1 of NI 45-106 that applies to the purchaser. (select only one)

f)	Other information

Paragraphs f)1. and f)2. do not apply if any of the following apply:

(a)	the issuer is a foreign public issuer;
(b)	the issuer is a wholly owned subsidiary of a foreign public issuer;
(c)	the issuer is distributing only eligible foreign securities and the distribution is to permitted clients only.

1.	Is the purchaser a registrant? (Y/N)
2.	Is the purchaser an insider of the issuer? (Y/N) (not applicable if the issuer is an investment fund)
3.	Full legal name of person compensated for distribution to purchaser. If a person compensated is a registered firm, provide the firm NRD number only. (Note: the names must be consistent with the names of the persons compensated as provided in Item 8.)

INSTRUCTIONS FOR SCHEDULE 1

Any securities issued as payment for commissions or finder’s fees must be disclosed in Item 8 of the report, not in Schedule 1.

Details of exemption relied on – When identifying the exemption the issuer relied on for the distribution to each purchaser, refer to the rule, statute or instrument in which the exemption is provided and identify the specific section and, if applicable, subsection or paragraph. For example, if the issuer is relying on an exemption in a National Instrument, refer to the number of the National Instrument, and the subsection or paragraph number of the specific provision. If the issuer is relying on an exemption in a local blanket order, refer to the blanket order by number.

For exemptions that require the purchaser to meet certain characteristics, such as the exemption in section 2.3 [Accredited investor], section 2.5 [Family, friends and business associates] or subsection 2.9(2) or, in Alberta, New Brunswick, Nova Scotia, Ontario, Québec, or Saskatchewan, subsection 2.9(2.1) [Offering memorandum] of NI 45-106, provide the specific paragraph in the definition of those terms that applies to each purchaser.

Reports filed under paragraph 6.1(1)(j) [TSX Venture Exchange offering] of NI 45-106 – For reports filed under paragraph 6.1(1)(j) [TSX Venture Exchange offering] of NI 45-106, Schedule 1 must list the total number of purchasers by jurisdiction only, and is not required to include the name, residential address, telephone number or email address of the purchasers.

Schedule 2 to Form 45-106F1 (Confidential Director, Executive Officer, Promoter and Control Person Information)

Schedule 2 must be filed in the format of an Excel spreadsheet in a form acceptable to the securities regulatory authority or regulator.

Complete the following only if Item 9(a) is required to be completed. This schedule also requires information to be provided about control persons of the issuer at the time of the distribution.

The information in this schedule will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

a)	General information (provide only once)
1.	Name of issuer
2.	Certification date (YYYY-MM-DD)

b)	Business contact information of Chief Executive Officer (if not provided in Item 10 or 11 of report)
1.	Email address
2.	Telephone number

c)	Residential address of directors, executive officers, promoters and control persons of the issuer

Provide the following information for each individual who is a director, executive officer, promoter or control person of the issuer at the time of the distribution. If the promoter or control person is not an individual, provide the following information for each director and executive officer of the promoter and control person. (Note: names of directors, executive officers and promoters must be consistent with the information in Item 9 of the report, if required to be provided.)

1.	Family name
2.	First given name
3.	Secondary given names
4.	Residential street address
5.	Municipality
6.	Province/State
7.	Postal code/Zip code
8.	Country
9.	Indicate whether the individual is a control person, or a director and/or executive officer of a control person (if applicable)

d)	Non-individual control persons (if applicable)

If the control person is not an individual, provide the following information. For locations within Canada, state the province or territory, otherwise state the country.

1.	Organization or company name
2.	Province or country of business location

Questions:

Refer any questions to:

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta T2P 0R4

Telephone: 403-297-6454

Toll free in Canada: 1-877-355-0585

Facsimile: 403-297-2082

Public official contact regarding indirect collection of information: FOIP Coordinator

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Inquiries: 604-899-6854

Toll free in Canada: 1-800-373-6393

Facsimile: 604-899-6581

Email: FOI-privacy@bcsc.bc.ca

Public official contact regarding indirect collection of information: FOI Inquiries

The Manitoba Securities Commission

500 – 400 St. Mary Avenue

Winnipeg, Manitoba R3C 4K5

Telephone: 204-945-2561

Toll free in Manitoba: 1-800-655-5244

Facsimile: 204-945-0330

Public official contact regarding indirect collection of information: Director

Financial and Consumer Services Commission (New Brunswick)

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: 506-658-3060

Toll free in Canada: 1-866-933-2222

Facsimile: 506-658-3059

Email: info@fcnb.ca

Public official contact regarding indirect collection of information: Chief Executive Officer and Privacy Officer

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John’s, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Telephone: 709-729-4189

Facsimile: 709-729-6187

Public official contact regarding indirect collection of information: Superintendent of Securities

Government of the Northwest Territories

Office of the Superintendent of Securities

P.O. Box 1320

Yellowknife, Northwest Territories X1A 2L9

Telephone: 867-767-9305

Facsimile: 867-873-0243

Public official contact regarding indirect collection of information: Superintendent of Securities

Nova Scotia Securities Commission

Suite 400, 5251 Duke Street

Duke Tower

P.O. Box 458

Halifax, Nova Scotia B3J 2P8

Telephone: 902-424-7768

Facsimile: 902-424-4625

Public official contact regarding indirect collection of information: Executive Director

Government of Nunavut

Department of Justice

Legal Registries Division

P.O. Box 1000, Station 570

1st Floor, Brown Building

Iqaluit, Nunavut X0A 0H0

Telephone: 867-975-6590

Facsimile: 867-975-6594

Public official contact regarding indirect collection of information: Superintendent of Securities

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: 416-593-8314

Toll free in Canada: 1-877-785-1555

Facsimile: 416-593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect collection of information: Inquiries Officer

Prince Edward Island Securities Office

95 Rochford Street, 4th Floor Shaw Building

P.O. Box 2000

Charlottetown, Prince Edward Island C1A 7N8

Telephone: 902-368-4569

Facsimile: 902-368-5283

Public official contact regarding indirect collection of information: Superintendent of Securities

Autorité des marchés financiers

800, rue du Square-Victoria, 22e étage

C.P. 246, tour de la Bourse

Montréal, Québec H4Z 1G3

Telephone: 514-395-0337 or 1-877-525-0337

Facsimile: 514-873-6155 (For filing purposes only)

Facsimile: 514-864-6381 (For privacy requests only)

Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers); fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers)

Public official contact regarding indirect collection of information: Corporate Secretary

Financial and Consumer Affairs Authority of Saskatchewan

Suite 601 - 1919 Saskatchewan Drive

Regina, Saskatchewan S4P 4H2

Telephone: 306-787-5842

Facsimile: 306-787-5899

Public official contact regarding indirect collection of information: Director

Office of the Superintendent of Securities

Government of Yukon

Department of Community Services

307 Black Street, 1st Floor

P.O. Box 2703, C-6

Whitehorse, Yukon Y1A 2C6

Telephone: 867-667-5466

Facsimile: 867-393-6251

Email: securities@gov.yk.ca

Public official contact regarding indirect collection of information: Superintendent of Securities